Exhibit d.10

EquiTrust Life Insurance Company

5400 University Avenue, West Des Moines, Iowa 50266-5997

Waiver of Surrender Charges Rider

This rider is a part of the policy to which it is attached (the “policy”).

Section 1 — Definitions

Activities of Daily Living

means bathing, continence, dressing, eating, toileting or transferring. The following are examples of each of these activities and not intended to be definitions:

•	bathing: includes the Covered Person’s ability to wash himself/herself in either a tub or shower or by sponge bath. Bathing includes the task of getting into or out of the tub or shower;

•

continence: includes the Covered Person’s ability to maintain control of bowel or bladder functions. If the Covered Person is unable to control bowel or bladder functions, continence includes the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag;

•	dressing: includes the Covered Person’s ability to put on and take off all clothing items including any necessary braces, fasteners or artificial limbs;

•	eating: includes the Covered Person’s ability to feed himself/herself by getting nourishment into the body from a receptacle, such as a plate, cup or table, or by feeding tubes or intravenous fluids;

•	toileting: includes the Covered Person’s ability to use a toilet, including getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene; and

•	transferring: includes the Covered Person’s ability to move into or out of a bed, chair or wheelchair.

Chronically Ill

means the Covered Person has been certified by a Licensed Physician as:

•	being unable to perform (without Substantial Assistance from another individual) at least 2 Activities of Daily Living due to a loss of functional capacity; or

•	requiring Substantial Supervision to protect the Covered Person from threats to health and safety due to Severe Cognitive Impairment;

and such conditions:

•	first began after the Effective Date, and have continued for a period of at least 90 days while this rider is effective; and

•	are expected to continue for at least 90 days into the future.

Covered Person

means the person upon whom eligibility for this benefit is determined. If this rider is attached to a(n):

•	life insurance policy, Covered Person means the Insured;

•	annuity, Covered Person means the Annuitant.

Effective Date

means the date of issue of the base policy shown on the Policy Data Page unless otherwise provided.

Eligible for Waiver of Surrender Charge

means, after the first Policy Year, the Covered Person:

•

is diagnosed by a Licensed Physician as having a terminal illness; a terminal illness is any disease or medical condition which the Licensed Physician expects will result in death within one (1) year; or

•	becomes confined in a Qualified Nursing Care Center for at least 90 consecutive days and remains confined; or

•	is currently under Age 65 and has become totally disabled; or

•	is certified by a Licensed Physician as Chronically Ill.

Licensed Physician

means a licensed, medical practitioner performing within the scope of his/her license. Such person must be someone other than the Covered Person or a member of the immediate family of either the Covered Person or the Owner.

Owner

means the Owner of the Policy to which this rider is attached.

Qualified Nursing Care Center

means a long-term care center that is licensed to operate according to the laws of its location. The following are Qualified Nursing Care Centers:

•	Skilled Nursing Center - means a center that:

•	provides skilled nursing care supervised by a Licensed Physician,

•	provides 24-hour nursing care by, or supervised by, an R.N., and

•	keeps a daily medical record of each patient;

•	Intermediate Care Center - means a center that:

•	provides 24-hour nursing care by, or supervised by, an R.N. or an L.P.N., and

•	keeps a daily medical record of each patient;

•	Hospital - means a center that:

•	operates for the care and treatment of sick or injured persons as inpatients,

•	provides 24-hour nursing care by, or supervised by, an R.N.,

•	is supervised by a staff of Licensed Physicians, and

•	has medical, diagnostic, and major surgery capabilities or access to such capabilities;

•	Qualified Nursing Care Center does not include:

•	drug or alcohol treatment centers;

•	home for the aged or mentally ill, community living centers, or places that primarily provide domiciliary, residency or retirement care; or

•	places owned or operated by a member of either the Covered Person’s or Owner’s immediate family.

Severe Cognitive Impairment

means a deterioration or loss in the Covered Person’s intellectual capacity that is:

•	comparable to and includes Alzheimer’s disease and similar forms of irreversible dementia; and

•	measured and confirmed by clinical evidence and standardized tests which reliably measure impairment in the following areas:

•	short-term and long-term memory;

•	orientation as to people, place or time;

•	deductive or abstract reasoning; and

•	judgment as it relates to safety awareness.

Substantial Assistance

means the physical assistance of another person without which the Covered Person would be unable to perform an Activity of Daily Living. Substantial Assistance includes the presence of another person, within arms reach. This presence is needed to prevent, by physical intervention, injury to the Covered Person, while performing an Activity of Daily Living. Examples include being ready to catch the Covered Person if the Covered Person falls or being ready to remove food if the Covered Person chokes.

Substantial Supervision

means continual supervision by another person (which may include verbal cueing, prompting, gestures or other demonstrations) that is necessary:

•	to protect the Covered Person from threats to the health or safety of the Covered Person (such as may result from wandering); and

•	because the Covered Person has a Severe Cognitive Impairment.

Total Disability

means the inability to do all of the substantial and material acts necessary to carry out the Covered Person’s occupation in a customary and usual manner by reason of any medically determinable physical or mental impairment that can be expected to:

•	result in death; or

•	to be of long-continued and indefinite duration.

Proof of the existence of Total Disability must be furnished in such form and manner as the Company may request.

We, Our, Us or the Company

means the Farm Bureau Life Insurance Company.

Section 2 — Waiver of Surrender Charges

Waiver of Surrender Charge

The Owner may make a partial withdrawal or full surrender without incurring a Surrender Charge if the Covered Person becomes Eligible for Waiver of the Surrender Charge.

The Waiver of the Surrender Charge is subject to the following rules:

•	We must receive the Owner’s signed, written request on a form acceptable to Us;

•	the policy must be in force and not providing benefits under any payment option;

•

proof must be provided that the Covered Person is Eligible for Waiver of Surrender Charges, including an attending physician’s statement and any other proof We may require; We reserve the right to seek a second medical opinion or have an examination of the Covered Person performed at Our expense by a physician We choose; and

•	the Covered Person must become Eligible for Waiver of Surrender Charge after the first Policy Year ends.

Section 3 — Termination

Termination

All rights and benefits under this rider will end when any one of the following events occurs:

•	the Owner requests that the policy or this rider be canceled;

•	the Covered Person dies;

•	the grace period specified in the policy ends without payment of sufficient premium; or

•	the policy terminates for any other reason.

Section 4 — Rider Charge

There is no charge for this rider.

President